

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Kazuhiko Sueyoshi
Director and Chief Financial Officer
Sawai Pharmaceutical Co., Ltd.
5-2-30, Miyahara
Yodogawa-ku, Osaka 532-0003
Japan

> **Re: Sawai Pharmaceutical Co., Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted November 13, 2020**
> **CIK No. 0001816901**

Dear Mr. Sueyoshi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 13, 2020

Selected Historical Financial Data , page 15

1. Please revise this section to include selected financial data as of and for the six months ended September 30, 2020, your interim period including comparative data from the same period in the prior financial year shall also be provided. Refer to the guidance in Item 3(d) of Form F-4 and Item 3(A)(1) of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 46

2. Please revise your MD&A to include a cross reference disclosure to Appendix C where you include a discussion of your September 30, 2020 operating results. Refer to the guidance in Item 14(g) of Form F-4 that refers to the Item 5 of Form 20-F.

3. Please tell us whether a material loss has been recognized in relation to your closure of the Osaka factory as referenced on page 4 of Appendix C. If material, then such amount should be disclosed pursuant to the guidance in Item 5.D of Form 20-F.

Index to Financial Statements and Schedule , page F-1

4. Please revise the index to the financial statements to refer to Appendix C, which includes your September 30, 2020 unaudited interim financial statements.

   You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Masahisa Ikeda